UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 11, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g   3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated April 1, 2009 entitled ‘Verizon Wireless to Join China Mobile, Softbank and Vodafone in Creating the Largest Global Platform for Mobile Developers’

2.	A news release dated April 17, 2009 entitled ‘Vodafone Selects India’s Onmobile for Ring Back Tones in Emerging Markets’

3.	Stock Exchange Announcement dated April 1, 2009 entitled ‘Director Declaration – Vodafone Group Plc (“the Company”)’

4.	Stock Exchange Announcement dated April 2, 2009 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated April 3, 2009 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated April 6, 2009 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated April 6, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

8.	Stock Exchange Announcement dated April 8, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated April 16, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated April 17, 2009 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated April 21, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.	Stock Exchange Announcement dated April 21, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated April 22, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated April 27, 2009 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated April 29, 2009 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated April 30, 2009 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

1 April 2009

VERIZON WIRELESS TO JOIN CHINA MOBILE, SOFTBANK AND VODAFONE IN CREATING THE LARGEST GLOBAL PLATFORM FOR MOBILE DEVELOPERS

Initiative to help developers in creating fun and useful mobile widgets for approximately one billion customers

Verizon Wireless announces that it plans to join the Joint Innovation Lab (JIL) established by China Mobile, SOFTBANK and Vodafone to help accelerate the uptake of innovative mobile technologies on a mass-market scale.

The addition of Verizon Wireless, a joint venture of Verizon Communications and Vodafone, would mean that the JIL now has a combined customer reach of approximately one billion consumers.

The JIL will initially focus on creating a single global platform for developers to encourage the creation of a wide range of innovative and useful mobile widgets. These mobile widgets will be capable of enhancing the mobile internet experience on a variety of smartphones as well as mid- and low-cost handsets on multiple operating systems.

As part of this initiative, the JIL plans to launch later this year a range of tools to encourage innovation among global mobile developers. The tools include: a common mobile widgets specification, easy-to-use developer kits, and an online repository, distribution and payment mechanism to ensure developers can roll out their products to customers in more than 70 countries across North America, Asia, Europe and Africa.

“This partnership will enable four of the world’s leading mobile operators to pool their combined expertise, innovation and scale for the gain of customers across the globe,” said JIL Chairman Masayoshi Son. “As well as driving innovation in the mobile developer world, this initiative is set to empower consumers by giving them access to a range of easy-to-use and compelling web applications that will enable them to get even more benefits from their handsets.”

Mobile widgets are capable of boosting handset functionality as well as transforming the look and feel of a device to give customers quick and easy access to valued content. They are personalised, always-accessible mini applications that sit on a handset to retrieve relevant information from the web such as weather reports, sports updates, and travel timetables.

The JIL mobile widgets specification is set to enrich these services further by enabling developers to access both handset and network functionality such as the address book, camera, location information and billing in a secure environment.

JIL has been working in close cooperation with a range of industry standards bodies such as the OMTP and the GSMA to outline specifications that will make it easier for developers to create widgets that run on a wide range of handsets, operating systems and networks.

The JIL also welcomes the co-operation of vendors, developers and other operators in the creation of new applications and services.

For media enquiries please contact:

China Mobile Public Relations: Tel +86-10-6600-6688/Email: lijun@chinamobile.com SOFTBANK Public Relations: Tel +81-3-6889-2300/Email pr@softbank.co.jp

Vodafone Group Media Relations: Tel +44-1635 664444

Verizon Wireless Corporate Communications: +1-917-968-9175/Email: Jeffrey. Nelson@verizonwireless.com

About China Mobile

China Mobile has been playing a leading role in the development of the mobile communications industry in China and holds an important position in the international area as well. After over ten years of efforts, China Mobile has established a comprehensive network with large coverage, high quality, rich variety of businesses and first-class customer services. With more than 360 thousand mobile base stations and more than 450 million subscribers, China Mobile ranks first in the world in terms of network scale and customer base.

For eight consecutive years, China Mobile has been listed in Fortune 500 with a latest ranking of 148. For more information, please visit www.chinamobile.com.

About SOFTBANK

SOFTBANK GROUP offers its customers a range of services including mobile communications, broadband infrastructure, fixed-line telecommunications, internet culture, e-Commerce, and others. SOFTBANK MOBILE achieved the No. 1 position in net additions for 2007(FY) and 2008 in the Japanese market, with a total of over 20,250,000 subscribers as of February 2009. For more information, please visit www. softbank.co.jp

About Verizon Wireless

Verizon Wireless operates the United State’s most reliable and largest wireless voice and data network, serving more than 80 million customers. Headquartered in Basking Ridge, N.J., with more than 85,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). For more information, visit www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Vodafone

Vodafone is the world’s leading mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

17 April 2009

VODAFONE SELECTS INDIA’S ONMOBILE FOR RING BACK TONES IN EMERGING MARKETS

Vodafone announces that it will extend its popular ring back tone service to customers in emerging markets, outside of India, after striking a new deal with India’s OnMobile, a leading provider of value added services.

Today’s announcement between Vodafone Group and OnMobile forms a separate agreement to an existing successful partnership Vodafone’s Indian operation has with OnMobile. Currently, millions of Vodafone customers in India use the ring back tone service, which will be rolled out across Vodafone’s other emerging markets from the Spring.

Ring back tones are widely used, particularly in Asia, where they make up a large proportion of business in the non-downloadable content market. Instead of listening to a traditional dial tone when calling someone, ring back tones let the caller listen to a song or other audio clip chosen by the owner of the mobile device whose number was dialled.

Bobby Rao, Internet Services Marketing Director, Vodafone, said: “Anyone with a mobile phone can use ring back tones. They can be personalised for individual callers and contain music, greetings, jokes as well as special audio effects. Vodafone was one of the first operators to introduce ring back tones and through this deal, we will now be able offer customers in Africa, the rest of Asia and central Europe an affordable way to personalise their phones.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 27 countries and Partner Markets in more than 40 countries. As of 31 December 2008, Vodafone had approximately 289 million proportionate customers worldwide. For further information, please visit www.vodafone.com.

VODAFONE GROUP PLC

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement, on 27 March 2009, of the appointment of Samuel Jonah as a Non-Executive Director of the Company with effect from 1 April 2009, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules:-

Samuel Jonah holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of Appointment	Date of Resignation

Andulela Investment Holdings Limited	13 August 2008	current directorship

Sentula Mining Limited	25 August 2006	current directorship

Range Resources Limited	14 July 2006	current directorship

Standard Bank Group Limited	1 February 2006	current directorship

Moto Goldmines Limited	2 August 2005	current directorship

Equinox Minerals Limited	5 July 2005	3 March 2007

Equator Exploration Limited	24 June 2005	23 July 2007

Anglo Platinum Limited	16 August 2004	17 April 2007

Anglo American Corporation of South Africa Ltd.	13 August 2004	29 June 2007

AngloGold Ashanti Limited	26 June 2004	13 February 2007

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

The Company has been advised that Samuel Jonah has no beneficial interest in the shares of the Company.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 April 2009

Number of ordinary shares transferred:	652,120

Highest transfer price per share:	116.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,321,758,981 of its ordinary shares in treasury and has 52,484,524,735 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 April 2009

Number of ordinary shares transferred:	1,035,288

Highest transfer price per share:	122.75p

Lowest transfer price per share:	122.75p

Following the above transfer, Vodafone holds 5,320,723,693 of its ordinary shares in treasury and has 52,485,560,023 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 April 2009

Number of ordinary shares transferred:	209,576

Highest transfer price per share:	128.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,320,514,117 of its ordinary shares in treasury and has 52,485,769,599 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 3 April 2009 by UBS Wealth Management that on 6 February 2009, Mr J Buchanan, a non-executive director of the Company, acquired an interest in 3,816 shares of US$0.11 3/7 each in the Company, through his participation in a dividend reinvestment plan, for which each share was valued at 123.7447039p.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 April 2009

Number of ordinary shares transferred:	113,728

Highest transfer price per share:	125.1p

Lowest transfer price per share:	125.1p

Following the above transfer, Vodafone holds 5,320,400,389 of its ordinary shares in treasury and has 52,485,899,794 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 April 2009

Number of ordinary shares transferred:	13,852

Highest transfer price per share:	122.85p

Lowest transfer price per share:	122.85p

Following the above transfer, Vodafone holds 5,320,386,537 of its ordinary shares in treasury and has 52,486,064,561 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 April 2009

Number of ordinary shares transferred:	281,794

Highest transfer price per share:	122p

Lowest transfer price per share:	121.75p

Following the above transfer, Vodafone holds 5,320,104,743 of its ordinary shares in treasury and has 52,486,346,355 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 20 April 2009 by HBOS Employee Equity Solutions that on 14 April 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 122p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Michel Combes	204
Andrew Nigel Halford*	204
Matthew Kirk	204
Terry Dean Kramer	204
Stephen Roy Scott	204

*Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 April 2009

Number of ordinary shares transferred:	175,240

Highest transfer price per share:	124.8p

Lowest transfer price per share:	124.8p

Following the above transfer, Vodafone holds 5,319,929,503 of its ordinary shares in treasury and has 52,486,531,595 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 April 2009

Number of ordinary shares transferred:	13,820

Highest transfer price per share:	129.65p

Lowest transfer price per share:	129.65p

Following the above transfer, Vodafone holds 5,319,915,683 of its ordinary shares in treasury and has 52,486,545,415 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 April 2009

Number of ordinary shares transferred:	33,542

Highest transfer price per share:	128.2p

Lowest transfer price per share:	125.1p

Following the above transfer, Vodafone holds 5,319,882,141 of its ordinary shares in treasury and has 52,486,609,369 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 April 2009

Number of ordinary shares transferred:	10,661

Highest transfer price per share:	122.5p

Lowest transfer price per share:	122.5p

Following the above transfer, Vodafone holds 5,319,871,480 of its ordinary shares in treasury and has 52,486,620,030 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 April 2009

Number of ordinary shares transferred:	11,708

Highest transfer price per share:	125.45p

Lowest transfer price per share:	125.45p

Following the above transfer, Vodafone holds 5,319,859,772 of its ordinary shares in treasury and has 57,806,491,510 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,486,631,738 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,486,631,738. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 11, 2009	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
Title: Group General Counsel and Company
Secretary